

Marta Mendizabal · 3rd

VP/COO at Payroll4Free.com LLC

Cleveland/Akron, Ohio Area · 278 connections · **Contact info**

 **Payroll4free.com**

New York Institute o
Technology

Experience

Chief Operating Officer/Vice President

Payroll4free.com

Jul 2012 – Present · 7 yrs 11 mos

Cleveland/Akron, Ohio Area

Turned entrepreneurial vision into reality by building an innovative business focused on providing small companies with a free advertising-supported payroll option. Defined strategy across all core business functions including product development, quality, sales and marketing customer service, along with investor relations.

•Headed the launch of the new payroll service and ongoing growth of the client base, implementing the launch strategy and guiding all sales efforts.
•Spearheaded the design, development and implementation of a new internal client ...**see mor**

Galaxy Hosted Software LLC

14 yrs 9 mos



Chief Operating Officer/Vice President

Aug 2010 – Present · 9 yrs 10 mos

Manages day-to-day operations of a financial software company focused primarily on long-term care organizations. In charge of developing corporate strategies, short and long term financial goals, and building and strategic direction of multiple departments.

see mor
...

○ **Controller**

Sep 2007 – Jul 2010 · 2 yrs 11 mos

In charge of all financial aspects of the business, including budgeting and revenue projections. Tasked with managing multiple complex and often simultaneous projects, including the design of a new financial software package that provided the company the competitive advantage it needed to quickly expand its client base. **…see mor**

Show 2 more roles ⌄

Education



New York Institute of Technology
MBA, Accounting
2006 – 2007



St. John's University
BS, Biology
2000 – 2005
Activities and Societies: Phi Sigma Sigma

Minor-Art
Graduated with honors

Skills & Endorsements

Strategic Planning · 10

 Endorsed by **Michael Rosenberg, who is highly skilled at this**

Endorsed by **3 of Marta's colleagues at Payroll4free.com**

Project Management · 7

Endorsed by **2 of Marta's colleagues at Payroll4free.com**

Internal Controls · 5

Endorsed by **2 of Marta's colleagues at Payroll4free.com**

Show more ⌄



